UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 0-11330

A.	Paychex, Inc. 401(k)
Incentive Retirement Plan
(Full title of the Plan)

B.	Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625
(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Financial Statements	Page No.
Report of Independent Registered Public Accounting Firm	3

Statement of Net Assets Available for Benefits December 31, 2003 and 2002	4

Statement of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002	5

Notes to Financial Statements	6-10

Schedules

Schedule of Delinquent Participant Contributions	11

Schedule of Assets (Held at End of Year)	12

Exhibits

23 – Consent of Independent Registered Public Accounting Firm	13
CONSENT OF AUDITORS

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 23, 2004

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN (Name of Plan)
/s/ Kathleen A. Browne Kathleen A. Browne 401(k) Committee Member

Report of Independent Registered Public Accounting Firm

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 21, 2004
Buffalo, New York

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,
	2003	2002
Investments at fair value:
Paychex, Inc. Common Stock	$219,084	$159,878
INVESCO Treasurer’s Money Market Reserve Fund	23,228	26,838
Oppenheimer Capital Appreciation Fund	21,109	12,980
IRT 500 Index Fund	15,610	9,696
INVESCO Total Return Fund	13,514	10,434
AIM Basic Value Fund	10,749	5,551
PIMCO Total Return Fund	9,452	11,074
Dreyfus Mid Cap Index Fund	8,029	2,238
INVESCO Small Company Growth Fund	7,838	5,036
AIM International Growth Fund	6,958	3,961
PIMCO Low Duration Fund	3,298	3,285
Royce Low-Priced Stock Fund	1,631	—
American Funds Balanced Fund	958	—
Participant Loans Receivable	8,201	7,524
Cash	8,209	7,112

Net assets available for benefits	$357,868	$265,607

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	For the year ended December 31,
	2003	2002
Contributions:
Participants	$23,114	$20,931
Employer	6,594	5,973
Transfers from other qualified plans	4,323	—

Total contributions	34,031	26,904

Investment income/(loss):
Dividends and interest income	4,240	4,510
Net realized and unrealized appreciation/ (depreciation) in fair value of investments (Note C)	71,737	(49,557)

Total investment income/(loss)	75,977	(45,047)

Benefits paid to participants	(17,747)	(24,591)

Change in net assets	92,261	(42,734)
Net assets available for benefits at beginning of year	265,607	308,341

Net assets available for benefits at end of year	$357,868	$265,607

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A. DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the “Company”) 401(k) Incentive Retirement Plan (the “Plan” or the “Paychex Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

General: Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

The Plan was restated in April 2002 to include legislative developments through the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. As part of this restatement, the Plan was amended to operate in part as an employee stock ownership plan (the “ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Internal Revenue Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. At December 31, 2003, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex stock in the form of cash or have them reinvested into the Fund.

On September 20, 2002, Paychex, Inc. acquired Advantage Payroll Services, Inc. Effective February 28, 2003, the Advantage Business Services Holdings, Inc. 401(k) Savings Plan (“Advantage Plan”) was merged into the Paychex, Inc. 401(k) Incentive Retirement Plan. The increase in net assets available for benefits resulting from this merger was $4,323,000. The 593 participants of the Advantage Plan became participants in the Paychex Plan effective January 1, 2003.

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Board of Directors of the Company. The Plan’s trustee is AMVESCAP Retirement Services (AMVESCAP). The Bank of New York is the trustee of the Paychex ESOP Stock Fund. These parties are responsible for the custody and management of the Plan’s assets.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution. Effective January 1, 2003, service recognized under the Advantage Plan is recognized for eligibility purposes under the Paychex Plan.

Contributions: Employees may contribute from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. The Plan Committee may establish for any Plan Year a percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Discretionary employer contributions are equal to 50% of the first 6% an employee contributes to the Plan. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2003 and 2002.

Beginning January 1, 2002, individuals who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. This contribution was limited to $1,000 in 2002 and $2,000 in 2003. This limit will be increased by $1,000 increments each year through 2006. The “catch-up” contribution is not subject to the employer matching contribution.

Vesting: Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of 1,000 hours of service per year for three calendar years, disability, death, or attainment of retirement age, 65. Within the ESOP, dividends received are fully vested, regardless of years of service. Effective January 1, 2003, service recognized under the Advantage Plan is recognized for vesting purposes under the Paychex Plan.

Participant Accounts: The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the Paychex ESOP Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex, Inc. Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the following investment options:

•	Paychex ESOP Stock Fund

•	INVESCO Treasurer’s Money Market Reserve Fund

•	Oppenheimer Capital Appreciation Fund

•	IRT 500 Index Fund

•	AIM Basic Value Fund

•	PIMCO Total Return Fund

•	Dreyfus Mid Cap Index Fund

•	AIM International Growth Fund

•	PIMCO Low Duration Fund

•	Royce Low-Priced Stock Fund, and

•	American Funds Balanced Fund

Effective November 3, 2003, the Plan added the Royce Low-Priced Stock Fund and the American Funds Balanced Fund as investment choices. Effective February 2, 2004, the Plan discontinued the INVESCO Small Company Growth Fund and INVESCO Total Return Fund as investment choices.

Payment of Benefits: Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions. Total forfeitures in the 2003 Plan year were approximately $264,000.

Participant Loans Receivable: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of the vested balance from their account, or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. Participant loans are subject to a one time non-refundable loan origination fee of $75, and a $10 annual fee for the duration of the loan, which are deducted from the participant’s account.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the Paychex ESOP Stock Fund is entitled to exercise voting rights on shares held in his or her account and also direct the Trustee to tender his or her shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate his or her preference with respect to a tender offer, the Trustee will vote participants shares and unallocated shares in the same proportion as the shares for which the Trustee has received instructions.

Put Option: Under Federal income tax regulations, if ESOP stock should not be readily tradable on an established market at the time of a participant’s distribution, the Company will issue a put option to the participant. The put option allows the participant to sell ESOP stock to the Company at a price that is representative of the fair market value of the stock. If the put option is exercised with respect to ESOP stock distributed as part of a total distribution, then the Company can pay for the purchase with interest over a period not to exceed five years. If the put option is exercised with respect to an installment distribution, then the Company must pay for the purchase within thirty days of the exercise of the option.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Administrative Expenses: Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition: Investments are stated at their approximate fair value based on quoted market prices. Participant loans receivable are valued at the principal amount, which approximates fair value.

Purchases and Sales of Securities: Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Contributions: Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C. INVESTMENTS

The change in fair value of the Plan’s investments, including realized and unrealized gains and losses, are as follows:

	Net Realized and Unrealized
	Appreciation/(Depreciation) in Fair Value of
	Investments
	(In Thousands)
	2003	2002
Paychex ESOP Stock Fund	$55,030	$(35,229)
Oppenheimer Capital Appreciation Fund	4,395	(4,461)
IRT 500 Index Fund	3,331	(2,764)
INVESCO Total Return Fund	1,808	(1,886)
AIM Basic Value Fund	2,415	(1,801)
PIMCO Total Return Fund	25	80
Dreyfus Mid Cap Index Fund	1,410	(95)
INVESCO Small Company Growth Fund	1,840	(1,866)
AIM International Growth Fund	1,371	(682)
PIMCO Low Duration Fund	(11)	10
Royce Low-Priced Stock Fund	82	—
American Funds Balanced Fund	41	—
AIM Balanced Fund	—	(166)
INVESCO Dynamics Fund	—	(697)

	$71,737	$(49,557)

NOTE D. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 17, 2004, stating that the Plan is qualified under Section 401(a) and Section 4975(e) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE E. SUBSEQUENT EVENT

On April 1, 2003, Paychex, Inc. acquired InterPay, Inc. Effective January 2, 2004 the assets of the InterPay, Inc. 401(k) Retirement Plan were merged into the Paychex, Inc. 401(k) Incentive Retirement Plan. The increase in net assets available for benefits resulting from this merger was $9,498,000.

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(SCHEDULE H, LINE 4a – FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
FOR THE YEAR ENDED DECEMBER 31, 2003

Total that
	Total Participant	Constitute
	Contributions	Nonexempt
	Transferred Late to	Prohibited
Description of Transaction	Plan	Transactions
Late Deposit of Participant Deferrals	$8,487	$8,487

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(SCHEDULE H, LINE 4i– FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2003
(Dollars, Units, and Shares In Thousands)

Identity of Party	Description of Investment Including Maturity Date,
Involved	Rate of Interest, Collateral, Par or Maturity Value	Current Value

AMVESCAP*/
Bank of New York	5,889 shares of Paychex, Inc. Common Stock	$219,084

AMVESCAP*	23,228 units of the INVESCO Treasurer’s Money Market Reserve Fund	23,228

AMVESCAP*	545 units of the Oppenheimer Capital Appreciation Fund	21,109

AMVESCAP*	558 units of the IRT 500 Index Fund	15,610

AMVESCAP*	565 units of the INVESCO Total Return Fund	13,514

AMVESCAP*	368 units of the AIM Basic Value Fund	10,749

AMVESCAP*	883 units of the PIMCO Total Return Fund	9,452

AMVESCAP*	344 units of the Dreyfus Mid Cap Index Fund	8,029

AMVESCAP*	705 units of the INVESCO Small Company Growth Fund	7,838

AMVESCAP*	427 units of the AIM International Growth Fund	6,958

AMVESCAP*	322 units of the PIMCO Low Duration Fund	3,298

AMVESCAP*	117 units of the Royce Low-Priced Stock Fund	1,631

AMVESCAP*	55 units of the American Funds Balanced Fund	958

AMVESCAP*/ Bank of New York	Cash	8,209

	Participant Loans Receivable**	8,201

		$357,868

*	Represents party-in-interest

**	Loans to participants have various maturity dates (interest at 5.0% to 11.5%)